UNITED STATES               OMB APPROVAL
                   SECURITIES AND EXCHANGE COMMISSION  OMB Number: 3235-0145
                         Washington, D.C. 20549        Expires: October 31, 1994
                                                       Estimated average burden
                                  SCHEDULE 13D         hours per form ....14.90

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                     FRANKLIN CONSOLIDATED MINING CO., INC.
                                (Name of Issuer)


                          COMMON STOCK, $.0l PAR VALUE
                         (Title of Class of Securities)


                                    35355910
                                 (CUSIP Number)



                    Anthony DiMatteo, Gems & Minerals Corp.
              76 Beaver St., Suite 500, New York City, N.Y. 10005
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                January 29, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 19 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35355910                                             Page 1 of 4 Pages

1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO OF ABOVE PERSON

     Gems & Minerals Corp.
     Island Investment Corporation
     Whitey Bear Trust

2. CHECK THE APPROPRATE BOX IF A MEMBER OF A GROUP*
     (a) [ ]        (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

     Gems & Minerals Corp. - Nevada; Island Investment Corporation - Nevada; Whitey Bear Trust - California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7. SOLE VOTING POWER
          3,627,577 by each of Gems & Minerals Corp., Island Investment Corp. and Whitey Bear Trust, see response to Item 5 of this schedule

     8 . SHARED VOTING POWER
          0

     9. SOLE DISPOSITIVE POWER
          3,627,577 by each of Gems & Minerals Corp., Island Investment Corp. and Whitey Bear Trust, see response to Item 5 of this Schedule

     10. SHARED DISPOSITIVE POWER

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,627,577 by each of Gems & Minerals Corp., Island Investment Corp. and Whitey Bear Trust, see response to Item 5 of this schedule

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ]


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


14. TYPE OF REPORTING PERSON*

     Gems & Minerals Corp. - CO; Island Investment Corporation - CO; Whitey Bear Trust - OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDNG EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 4. Purpose of Transaction.

     Gems & Minerals Corp. ("Gems") recently sold shares of Franklin Consolidated Mining Co., Inc. ("Franklin") stock in several transactions. On January 29, 1997, 600,000 shares of stock were sold for cash for $44,673.51. On February 11, 1997 several transactions totaling 2,392,158 shares were sold for cash for $175,000. On February 12, 1997 a total of 2,707,842 shares were sold in three transactions for notes totaling $230,166.57.

Item 5.  Interest in Securities of the Issuer

     The reporting person in this Schedule beneficially owns 3,627,577 shares of common stock, representing approximately 4% of an estimated 91,583,020 issued and outstanding shares of the Common Stock (based upon 91,583,020 shares of the Common Stock issued and outstanding as of March 21, 1997). Gems has the sole right to direct the voting or disposition of 3,627,577 shares of the Common Stock and to receive or direct the receipt of dividends from or the proceeds from the sale of, any such shares. Through its ownership of the controlling interest in Gems (91% of the voting stock), Island has the power to direct Gems' actions with respect to such shares. Through its ownership of the controlling interest in Island (91% of the voting stock), the Trust indirectly has the same power. Such power of the Trust would be exercised by the Trustee in his capacity as sole trustee of the Trust.

     Anthony DiMatteo an officer and director of Gems owns -0- shares of Common Stock in his own name.

     The information setforth in the response to Item 4 above is incorporated herein by reference.

     On February 12, 1997, the reporting person ceased to be the beneficial owner of more than 5% of the Common Stock.

                                   EXHIBIT A

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct and hereby agree that this statement is being filed on behalf of Gems, Island and the Trust.

Date: March 21, 1997                         ISLAND INVESTMENT CORPORATION
                                               GEMS & MINERALS CORP.


                                             By /s/ Anthony DiMatteo
                                             -----------------------
                                                 Anthony DiMatteo
                                                 Secretary & Treasurer of Island
                                                 Investment Corporation and
                                                 Gems & Minerals Corp.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct and hereby agree that this statement is being filed on behalf of Gems, Island and the Trust.

Date: March 21, 1997                         WHITEY BEAR TRUST


                                             By /s/ Anthony DiMatteo
                                             -----------------------
                                                  Anthony DiMatteo
                                                  Trustee

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: March 21,1997                          ISLAND INVESTMENT CORPORATION
                                               GEMS & MINERALS CORP.


                                             By /s/ Anthony DiMatteo
                                             -----------------------
                                               Anthony DiMatteo
                                               Secretary and Treasurer of Island
                                               Investment Corporation and Gems &
                                               Minerals Corp.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 1997                         WHITEY BEAR TRUST


                                             By /s/ Anthony DiMatteo
                                             -----------------------
                                                  Anthony DiMatteo
                                                  Trustee